UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported)

January 27, 2015 (January 26, 2015)

Lattice Semiconductor Corporation

(Exact Name of Registrant as Specified in Charter)

Delaware	000-18032	93-0835214
(State or other jurisdiction of incorporation)	(Commission File No.)	(I.R.S. Employer Identification No.)

5555 N. E Moore Court

Hillsboro, Oregon 97124-6421

(Address of principal executive offices) (Zip Code)

(503) 268-8000

Registrant’s telephone number, including area code

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☒	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01.	Entry into a Material Definitive Agreement.

Agreement and Plan of Merger

On January 26, 2015, Lattice Semiconductor Corporation, a Delaware corporation (“Parent”), Silicon Image, Inc., a Delaware corporation (the “Company”), and Cayabyab Merger Company, a Delaware corporation and wholly owned subsidiary of Parent (“Merger Sub”), entered into an Agreement and Plan of Merger (the “Merger Agreement”). Pursuant to the Merger Agreement, and upon the terms and subject to the conditions thereof, Merger Sub has agreed to commence a cash tender offer to acquire all of the shares of the Company’s common stock (the “Offer”) for a purchase price of $7.30 per share, net to the holder thereof in cash (the “Offer Price”), without interest.

The consummation of the Offer will be conditioned on (i) at least a majority of all shares of the Company’s outstanding common stock having been validly tendered into (and not withdrawn from) the Offer prior to the expiration date of the Offer, (ii) expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 in the United States and (iii) other customary conditions. The Offer is not subject to a financing condition.

Following the consummation of the Offer, subject to customary conditions, Merger Sub will be merged with and into the Company (the “Merger”) and the Company will become a wholly owned subsidiary of Parent, pursuant to the procedure provided for under Section 251(h) of the Delaware General Corporation Law without any additional stockholder approvals. In the Merger, each outstanding share of the Company’s common stock (other than shares owned by Parent, Merger Sub or the Company, or any of their respective wholly owned subsidiaries, or shares with respect to which appraisal rights are properly exercised under Delaware law) will be converted into the right to receive an amount in cash equal to the Offer Price, without interest.

In addition, in connection with the transactions contemplated by the Merger Agreement, all outstanding options to acquire shares of Company Stock that are, as of immediately before the Offer closing, held by a person who is an employee of the Company or any Subsidiary, and either vested and exercisable with an exercise price less than the Offer Price, or unvested, unexpired, unexercised and outstanding, will be assumed by Parent and converted into and become options to purchase shares of Parent common stock. All options with an exercise price less than the Offer Price that are not so assumed will be cancelled and converted into the right to receive the Offer Price, net of the exercise price, and all other options that are not so assumed will be canceled. All performance-based restricted stock units with a stock price-based vesting condition, and up to 50% of the performance-based restricted stock units based on earnings per share with performance periods in 2015, 2016 or 2017 (the performance target for 2014 has already been met), will be converted to time-based vesting, and together with any individual performance-based restricted stock units, will be assumed by and converted into restricted stock units of Parent, with any performance-based restricted stock units that are not so assumed being cancelled. Any equity awards so assumed by Parent will be assumed on substantially the same terms as in effect prior to the assumption, except for adjustments to the underlying number of shares or units and the exercise price based on an exchange ratio reflected in the Merger Agreement.

The Merger Agreement contains customary representations, warranties and covenants of the parties. In addition, under the terms of the Merger Agreement, the Company has agreed not to solicit or otherwise facilitate any alternative Acquisition Proposals (as defined in the Merger Agreement), subject to customary exceptions that permit the Company to respond to any unsolicited Acquisition Proposal, provided that (1) the Company’s board of directors has determined in good faith that the failure to do so would be inconsistent with its fiduciary duties, and (2) the Company has complied with certain notice requirements. The Company is also permitted to change its recommendation in favor of the Merger or to terminate the Merger Agreement in order to accept an unsolicited Superior Proposal (as defined in the Merger Agreement), provided that the Company’s board of directors has determined in good faith that the failure to do so would reasonably be expected to constitute a breach of its fiduciary duties and subject to giving Parent three (3) business days’ notice of its intention to do so and, among other things, making available the Company’s representatives to discuss and negotiate with Parent in good faith any amendments Parent desires to make to its proposal. If the Company does terminate the Merger Agreement under such circumstances, the Company must pay Parent, concurrently with such termination, a $20.8 million termination fee. In addition, this termination fee is payable by the Company to Parent under other specified circumstances.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which is attached as Exhibit 2.1 to this Current Report on Form 8-K and is incorporated herein by reference. The Merger Agreement has been attached to provide investors with information regarding its terms. It is not intended to provide any other factual information about the Company, Parent or Merger Sub. In particular, the assertions embodied in the representations and warranties contained in the Merger Agreement are qualified by information in confidential disclosure schedules provided by the Company in connection with the signing of the Merger Agreement. These disclosure schedules contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement.

Support Agreements

In order to induce Parent and Merger Sub to enter into the Merger Agreement, each of the directors and executive officers of the Company entered into Support Agreements with Parent (the “Support Agreements”), concurrent with the execution and delivery of the Merger Agreement. Shares held by these parties subject to the Support Agreements represent, in the aggregate, approximately 0.6% of the shares of Company common stock outstanding on the date of the Merger Agreement (excluding shares issuable upon exercise of options or other convertible securities). Subject to the terms and conditions of the Support Agreements, such stockholders agreed, among other things, to tender their shares in the Offer. Each of the Support Agreements will terminate upon the earliest to occur of (i) the date and time that the Merger Agreement is validly terminated in accordance with its terms, (ii) the effective time of the Merger or (iii) entry without the prior written consent of the stockholder into an amendment or modification of the Merger Agreement or any waiver of any of the Company’s rights under the Merger Agreement, in each case, that results in a decrease in the amount or change in the form of the Offer Price.

The foregoing descriptions of the Support Agreements do not purport to be complete and are qualified in their entirety by reference to the Support Agreements, a form of which is attached hereto as Exhibit 2.2 and incorporated herein by reference.

Forward-Looking Statements

The foregoing paragraphs contain forward-looking statements that involve estimates, assumptions, risks and uncertainties. Any statements about expectations, beliefs, plans, objectives, assumptions or future events or performance are not historical facts and may be forward-looking. Words or phrases such as “anticipates,” “believes,” “could,” “estimates,” “expects,” “intends,” “plans,” “predicts,” “projects,” “may,” “will,” “should,” “continue,” “ongoing,” “future,” “potential” and similar words or phrases identify forward-looking statements. The forward-looking statements in this document address a variety of subjects including, for example, the expected date of closing of the acquisition and the potential benefits of the merger. Forward-looking statements involve estimates, assumptions, risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from the forward-looking statements: the risk that the transaction will not close when expected or at all; the risk that the operations of the two companies will not be integrated successfully; the failure to achieve the anticipated benefits and synergies of the transaction; the risk that Lattice or Silicon Image’s business will be adversely impacted during the pendency of the transaction; costs associated with the transaction; matters arising in connection with the parties’ efforts to comply with and satisfy applicable regulatory approvals and closing conditions relating to the transaction; and other events that could adversely impact the completion of the transaction, including industry or economic conditions outside of the control of Lattice and Silicon Image. In addition, actual results are subject to other risks and uncertainties that relate more broadly to Lattice and Silicon Image’s overall business, including those more fully described in Lattice’s filings with the SEC including its annual report on Form 10-K for the fiscal year ended December 28, 2013, and Lattice’s quarterly reports filed on Form 10-Q for the 2014 fiscal year, and those more fully described in Silicon Image’s filings with the SEC including its annual report on Form 10-K for the fiscal year ended December 31, 2013, and its quarterly reports filed on Form 10-Q for the 2014 fiscal year.

You should not unduly rely on forward-looking statements because actual results could differ materially from those expressed in any forward-looking statements. In addition, any forward-looking statement applies only as of the date on which it is made. We do not plan to, and undertake no obligation to, update any forward-looking statements to reflect events or circumstances that occur after the date on which such statements are made or to reflect the occurrence of unanticipated events.

Additional Information

This communication does not constitute an offer to buy or a solicitation of an offer to sell any securities. No tender offer for the shares of Silicon Image, Inc. has commenced at this time. In connection with the proposed transaction, Lattice Semiconductor may file tender offer documents with the U.S. Securities and Exchange Commission (“SEC”). Any definitive tender offer documents will be mailed to shareholders of Silicon Image. INVESTORS AND SECURITY HOLDERS OF SILICON IMAGE ARE URGED TO READ THESE AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by Lattice Semiconductor through the Web site maintained by the SEC at http://www.sec.gov or through Secretary, Lattice Semiconductor Corporation, 5555 NE Moore Court, Hillsboro, Oregon 97124-6421.

Item 9.01 Financial Statements and Exhibits

(d)	Exhibits

Exhibit Number	Description of Document

2.1	Agreement and Plan of Merger, dated January 26, 2015, by and among Lattice Semiconductor Corporation, Cayabyab Merger Company and Silicon Image, Inc.

2.2	Form of Support Agreement

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

LATTICE SEMICONDUCTOR CORPORATION

Date: January 27, 2015

	By:	/s/ Byron W. Milstead
	Name:	Byron W. Milstead
	Title:	Corporate Vice President and General Counsel

EXHIBIT INDEX

Exhibit Number	Description of Document

2.1	Agreement and Plan of Merger, dated January 26, 2015, by and among Lattice Semiconductor Corporation, Cayabyab Merger Company and Silicon Image, Inc.

2.2	Form of Support Agreement